EXHIBIT 2

ACQUISITION AGREEMENT

between

ISPAT INTERNATIONAL N.V.

and

RICHMOND INVESTMENT HOLDINGS LIMITED

Dated as of October 24, 2004

TABLE OF CONTENTS

Page

ARTICLE I

DEFINITIONS

SECTION 1.01	Certain Defined Terms	6
SECTION 1.02	Additional Definitions	10
SECTION 1.03	Certain Defined Terms	11

ARTICLE II

SHARE EXCHANGE

SECTION 2.01	Purchase and Sale of Purchased Shares	12
SECTION 2.02	Consideration for Purchased Shares	12
SECTION 2.03	Completion	13
SECTION 2.04	Completion Deliveries by the Seller	13
SECTION 2.05	Completion Deliveries by the Purchaser	13

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

ARTICLE V

CONDUCT OF BUSINESS PENDING THE COMPLETION

SECTION 5.01	Conduct of Business by LNM Pending the Completion	30
SECTION 5.02	Conduct of Business by the Purchaser Pending the Completion	32

ARTICLE VI

ADDITIONAL AGREEMENTS

ARTICLE VII

CONDITIONS TO THE COMPLETION

SECTION 7.01	Conditions to the Obligations of Each Party	35
SECTION 7.02	Conditions to the Obligations of the Purchaser	36
SECTION 7.03	Conditions to the Obligations of the Seller	37

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

ARTICLE IX

INDEMNIFICATION

ARTICLE X

GENERAL PROVISIONS

Exhibit A – Form of Voting Agreement

Exhibit B – Seller Compliance Certificates

Exhibit C – Form of Deed of Issue

Exhibit D – Form of Non-Competition Agreement

Exhibit E – Material LNM Subsidiaries

Exhibit F – LNM Corporate Structure Chart

Exhibit G – Material Purchaser Subsidiaries

Exhibit H – Form of Instrument of Transfer

     ACQUISITION AGREEMENT, dated as of October 24, 2004 (this “Agreement”), between ISPAT INTERNATIONAL N.V., a company organized under the laws of The Netherlands (the “Purchaser”) and RICHMOND INVESTMENT HOLDINGS LIMITED, a company organized under the laws of the British Virgin Islands (the “Seller” and, together with the Purchaser, the “Parties”).

     WHEREAS, the Seller is the sole beneficial owner of 500,000,000 registered common shares, par value US$0.10 per share (the “Purchased Shares”), of LNM Holdings N.V., a company organized under the laws of The Netherlands Antilles (“LNM”), which Purchased Shares constitute all of the issued and outstanding capital of LNM;

     WHEREAS, the Purchaser desires to purchase, and the Seller wishes to sell or procure the sale of, all of the Purchased Shares, upon the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, due to a conflict of interests of certain directors of the Purchaser, the Board of Managing Directors (Directie) of the Purchaser (the “Purchaser Board”) has constituted a special committee of independent directors (the “Special Committee”) to, among other things, consider the Seller’s proposal with respect to the proposed transaction, to discuss with the Seller and its representatives any modifications in the proposed transaction or in its implementation deemed to be desirable by the Special Committee, to negotiate definitive agreements with respect to the proposed transaction, and to report to the Purchaser Board the Special Committee’s recommendations and conclusions with respect to the proposed transaction;

     WHEREAS, for accounting purposes, it is intended that the transactions contemplated by this Agreement shall be accounted for as a combination of two entities, LNM and the Purchaser, under common control; and

     WHEREAS, simultaneously with the execution of this Agreement, Ispat International Investments, S.L., Sociedad Unipersonal and the Purchaser have entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Voting Agreement”).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

     SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

     “Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

     “Business” means the business of LNM and the LNM Subsidiaries as currently conducted.

     “Business Day” means any day except a Saturday, a Sunday or any day on which banks are not required or authorized by Law to close in The City of New York, United States of America, Amsterdam, The Netherlands or Luxembourg.

     “Class A Shares” means the Class A Shares, nominal value € 0.01 per share, of the Purchaser.

     “Class B Shares” means the Class B Shares, nominal value € 0.10 per share, of the Purchaser.

     “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of a majority of the issued share capital or voting rights in a Person or the right to appoint a majority of, or control a majority of, the board of directors (or equivalent governing body) of that Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

     “Deemed Value” means, with respect to each Class A Share and each Class B Share, US$25.34; provided, however, that such amount shall be appropriately adjusted to reflect any (i) split, reverse split, subdivision or combination of the Class A Shares or Class B Shares, (ii) exchange or redemption of the Class A Shares or Class B Shares; (iii) recapitalization of the Purchaser, (iv) reclassification of the Class A Shares or Class B Shares, (v) other change in the share capital of the Purchaser affecting the value of the Class A Shares or Class B Shares, (vi) issue of Class A Shares or Class B Shares at a discount or (vii) issue of additional Class A Shares or Class B Shares as a dividend or other distribution on outstanding shares of the Purchaser, in each case occurring after the date hereof, except, in the case of the foregoing clauses (ii) through (vii) inclusively, to the extent that such action treats all holders of Purchaser Common Shares equally.

     “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), charge or other encumbrance, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

     “Environmental Law” means any Law relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances or (iii) pollution or protection of the environment, health, safety or natural resources.

     “Euronext” means Euronext Amsterdam N.V.

     “Hazardous Substances” means (i) petroleum and petroleum by-products, (ii) polychlorinated biphenyls, asbestos and radon and (iii) any substance, material or waste regulated by any Governmental Authority, which is classified or otherwise categorized as hazardous, toxic, a pollutant or with words of similar meaning or regulatory effect, pursuant to any Environmental Law.

     “Intellectual Property” means (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, Internet domain names, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (iii) copyrightable works, copyrights (including copyrights in computer software), and registrations and applications for registration thereof and (iv) confidential and proprietary information, including trade secrets and know-how.

     “Knowledge of the Seller” means the actual (and not constructive or imputed) knowledge of any director or officer of the Seller, LNM or any Material LNM Subsidiary.

     “Knowledge of the Purchaser” means the actual (and not constructive or imputed) knowledge of any director or officer of the Purchaser or any Material Purchaser Subsidiary (other than Mr. Lakshmi N. Mittal, Mrs. Usha Mittal and Mr. Aditya Mittal).

     “LNM Board” means the Board of Managing Directors (Directie) of LNM.

     “LNM Disclosed Information” means the documents listed in Exhibit A to the letter, dated the date hereof, from LNM to the Purchaser, together with the information contained in the reports of the Purchaser’s legal counsel attached as Exhibit B to such letter; provided, however, that the LNM Disclosed Information shall not include any documents or other information that such reports indicate was missing, not supplied, not reviewed or was otherwise incomplete or unavailable.

     “LNM Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of LNM and the LNM Subsidiaries taken as a whole or (b) the ability of the Seller to consummate the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions, changes in general financial market conditions, (ii) war, terrorism or hostilities, so long as the same do not adversely affect LNM to a disproportionate extent, (iii) general changes in the global steel industry, except those events, circumstances, changes or effects that adversely affect LNM and the LNM Subsidiaries to a materially greater extent than they affect other entities operating in such industry, (iv) the public announcement or pendency of the Transactions, (v) changes in generally accepted accounting principles or official interpretations thereof or (vi) any action which is in compliance with Section 5.01 and to which the Purchaser has consented in writing.

     “NYSE” means the New York Stock Exchange.

     “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person, trust, association or entity or government, political subdivision, agency or instrumentality of a government.

     “Plans” means, collectively, (i) all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary is a party, with respect to which LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary has any obligation or which are maintained, contributed to or sponsored by LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary for the benefit of any current or former employee, officer or director of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary and (ii) any current or former contracts, arrangements or understandings between LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary and any employee, officer or director of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary, as applicable, including any contracts, arrangements or understandings relating in any way to a sale of LNM or any LNM Subsidiary or the Purchaser or any Purchaser Subsidiary, as applicable.

     “Purchaser Common Shares” means the Class A Shares together with the Class B Shares.

     “Purchaser Disclosed Information” means the documents listed in Exhibit A to the letter, dated the date hereof, from the Purchaser to LNM.

     “Purchaser Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or is reasonably likely to be materially adverse to (a) the business, condition (financial or otherwise), assets, liabilities or results of operations of the Purchaser and its Subsidiaries taken as a whole or (b) the ability of the Purchaser to consummate the Transactions; provided, however, that the foregoing shall not include any event, circumstance, change or effect resulting from (i) changes in general economic conditions or changes in securities markets in general, changes in general financial market conditions, (ii) war, terrorism or hostilities, so long as the same do not adversely affect the Purchaser to a disproportionate extent (iii) general changes in the global steel industry, except those events, circumstances, changes or effects that adversely affect the Purchaser and its Subsidiaries to a materially greater extent than they affect other entities operating in such industry, (iv) the public announcement or pendency of the Transactions or (v) changes in generally accepted accounting principles or official interpretations thereof.

     “Purchaser Stock Option Plan” means the Ispat International N.V. Global Stock Option Plan, dated September 15, 1999, as amended.

     “Regulatory Approval” means any approval, consent or confirmation of any Governmental Authority, Euronext or the NYSE.

     “Seller Compliance Certificates” means the compliance certificates provided by certain Material LNM Subsidiaries to the Purchaser with respect to certain environmental, intellectual property and real property matters and listed in Exhibit B hereto.

     “Shareholders Agreement” means the Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., Ispat International Investments, S.L., Sociedad Unipersonal and Mr. Lakshmi N. Mittal.

     “Subsidiary” or “Subsidiaries” of LNM, the Purchaser or any other Person means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

     “Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges and (ii) any transferee or secondary liability in respect of any Tax (whether imposed by Law or contractual arrangement).

     “Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto, and including any amendment thereof.

     “US GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

     SECTION 1.02 Additional Definitions. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
Action.	§ 3.09
Agreement.	Preamble
Arbitral Tribunal	§ 10.07(a)
Class A Exchange Ratio	§ 2.02
Class B Exchange Ratio	§ 2.02
Completion	§ 2.03
Completion Date	§ 2.03
Confidentiality Agreement	§ 6.03(c)
Deed of Issue	§ 2.04(a)
Dispute	§ 10.07(a)
Expenses	§ 8.04
Governmental Authority	§ 3.05(b)
ICC	§ 10.07(a)
Indemnification Notice	§ 9.05(a)
Issued Shares	§ 2.02
Law	§ 3.05(a)
Liens	§ 3.12(a)
Loss	§ 9.03(a)
LNM	Recitals
LNM Common Shares	§ 3.03
LNM Corporate Structure Chart	§ 3.01(b)
LNM Environmental Permits	§ 3.15
LNM Financial Statements	§ 3.07(a)

Defined Term	Location of Definition
LNM Interim Financial Statements	§ 3.07(a)
LNM Leased Real Property	§ 3.12(c)
LNM Licensed Intellectual Property	§ 3.13
LNM Material Contracts	§ 3.16(a)
LNM Owned Intellectual Property	§ 3.13
LNM Owned Real Property	§ 3.12(a)
LNM Permits	§ 3.06
LNM Subsidiaries	§ 3.01(a)
LNM Subsidiary	§ 3.01(a)
Material LNM Plan	§ 3.10(a)
Material LNM Subsidiary	§ 3.01(b)
Material Purchaser Plan	§ 4.10(c)
Material Purchaser Subsidiary	§ 4.01(b)
Non-Competition Agreement	§ 2.04(d)
Objection Notice	§ 9.05(a)
Order	§ 7.01(a)
Parties	Preamble
Prospectus	§ 6.01
Purchased Shares	Recitals
Purchaser	Preamble
Purchaser Board	Recitals
Purchaser Interim Financial Statements	§ 4.07(c)
Purchaser Permits	§ 4.06
Purchaser SEC Reports	§ 4.07(a)
Purchaser Shareholder Approval	§ 7.01(c)
Purchaser Shareholders’ Meeting	§ 6.02
Purchaser Subsidiaries	§ 4.01(a)
Purchaser Subsidiary	§ 4.01(a)
Representatives	§ 6.03(a)
Securities Act	§ 3.18(a)
Seller	Preamble
SEC	§ 4.07(a)
Special Committee	Recitals
Third Party Claim	§ 9.06
Transactions	§ 2.04(b)
Transferee	§ 2.02
Voting Agreement	Recitals

     SECTION 1.03 Certain Defined Terms. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

     (a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement;

     (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

     (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

     (d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

     (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

     (f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

     (g) any Law or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws or statutes;

     (h) references to a Person are also to its successors and permitted assigns;

     (i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

     (j) all words, terms and expressions used in this Agreement shall be construed and interpreted in accordance with the laws of The Netherlands.

ARTICLE II

SHARE EXCHANGE

     SECTION 2.01 Purchase and Sale of Purchased Shares. Upon the terms and subject to the conditions of this Agreement, the Seller hereby sells or, as the case may be, procures the sale of, and the Purchaser hereby purchases, the Purchased Shares and, in furtherance of the same, at the Completion, the Seller shall transfer to the Purchaser the Purchased Shares, or shall procure the transfer of the Purchased Shares to the Purchaser, and the Purchaser shall accept the Purchased Shares from the Seller or such Person as the Seller shall direct in writing.

     SECTION 2.02 Consideration for Purchased Shares. In consideration for each Purchased Share transferred to the Purchaser by the Seller pursuant to Section 2.01, at the Completion, the Purchaser shall issue to the Seller or such Person as the Seller shall direct in writing (the Seller or such Person as the Seller shall direct in writing, as the case may be, being the “Transferee”), fully paid and free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement), 0.27931958 Class A Share (the “Class A Exchange Ratio”) and 0.77068042 Class B Share (the “Class B Exchange Ratio”) (all of such Class A Shares and Class B Shares so issued to the Transferee being the “Issued Shares”). Notwithstanding the foregoing, the Issued Shares shall exclude any fractional shares.

     SECTION 2.03 Completion. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Shares and the issuance of the Issued Shares shall be completed (the “Completion”) at the offices of NautaDutilh, 1007 JC Amsterdam, Strawinskylaan 1999, 1077 XV, Amsterdam, on the later to occur of (a) the first Business Day following the Purchaser Shareholders’ Meeting or (b) the fifth Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Sections 7.01, 7.02 and 7.03 or at such other time or on such other date as the Parties may mutually agree upon in writing (the date upon which the Completion occurs being the “Completion Date”).

     SECTION 2.04 Completion Deliveries by the Seller. At the Completion, the Seller shall deliver or cause to be delivered to the Purchaser:

     (a) a Deed of Issue of Common Shares and Contribution of Shares in the form attached hereto as Exhibit C (the “Deed of Issue”), duly executed by the Transferee and LNM;

     (b) a true and complete copy, certified by the Secretary of the Seller, of the resolutions duly and validly adopted by the Board of Directors of the Seller and the shareholders of the Seller evidencing their authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (the “Transactions”);

     (c) the certificate described in Section 7.02(c);

     (d) a Non-Competition Agreement between the Purchaser and Mr. Lakshmi N. Mittal in the form attached as Exhibit D, duly executed by Mr. Lakshmi N. Mittal (the “Non-Competition Agreement”); and

     (e) the written agreement of the Transferee to be bound by all of the provisions of this Agreement applicable to the Seller.

     SECTION 2.05 Completion Deliveries by the Purchaser. At the Completion, the Purchaser shall deliver or cause to be delivered to the Seller:

     (a) the Deed of Issue, duly executed by the Purchaser, together with a copy of the Purchaser’s Dutch shareholders’ register evidencing that the Issued Shares have been recorded in the name of the Transferee;

     (b) a true and complete copy, certified by the Secretary of the Purchaser, of the resolutions duly and validly adopted by the Purchaser Board and the shareholders of the Purchaser evidencing their authorization of the execution and delivery of this

Agreement and the consummation of the Transactions, including, without limitation, the authorization and issuance of the Issued Shares to the Transferee;

     (c) the certificate described in Section 7.03(c); and

     (d) a written confirmation that the Class A Shares issued to the Transferee hereunder have been approved for listing on the NYSE and are provisionally admitted to listing on the Official Segment of the stock market of Euronext, subject only to official notice of issuance.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

     As an inducement to the Purchaser to enter into this Agreement, except as disclosed in the LNM Disclosed Information, and except as qualified in Section 9.02, the Seller hereby represents and warrants to the Purchaser as follows:

     SECTION 3.01 Organization and Qualification; LNM Subsidiaries. (a) Each of the Seller, LNM and each Subsidiary of LNM (each, an “LNM Subsidiary” and collectively, the “LNM Subsidiaries”) is a company or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement and would not, individually or in the aggregate, have an LNM Material Adverse Effect.

     (b) Each LNM Subsidiary that is material to the business, financial condition or results of operations of LNM and the LNM Subsidiaries taken as a whole is listed in Exhibit E hereto and is referred to herein as a “Material LNM Subsidiary”. The corporate structure chart of LNM and the LNM Subsidiaries attached hereto as Exhibit F (the “LNM Corporate Structure Chart”) states the jurisdiction of organization of each LNM Subsidiary shown thereon and the aggregate percentage entitlement or anticipated entitlement to the voting rights of the outstanding capital stock or other equity interest of each such LNM Subsidiary shown thereon that is not wholly-owned by LNM or another LNM Subsidiary.

     SECTION 3.02 Articles of Association, Etc. The Deed of Incorporation (Akte van oprichting) and the Articles of Association (Statuten) (or any equivalent organizational document), each as amended to date, of LNM and each Material LNM Subsidiary are in full force and effect. Neither LNM nor any Material LNM Subsidiary is in violation of any of the provisions of its Deed of Incorporation or Articles of Association (or any equivalent organizational document).

     SECTION 3.03 Capitalization of LNM. (a) The authorized share capital of LNM consists of 500,000,000 registered common shares, par value US$0.10 per share (“LNM Common Shares”). As of the date of this Agreement, 500,000,000 LNM Common Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable. None of the issued and outstanding LNM Common Shares was issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Purchased Shares or obligating either the Seller or LNM to issue or sell any of the Purchased Shares, or any other interest in, LNM. There are no outstanding contractual obligations of LNM to repurchase, redeem or otherwise acquire any LNM Common Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Purchased Shares constitute all of the issued and outstanding share capital of LNM and are owned of record and beneficially by the Transferee free and clear of all Encumbrances. Upon consummation of the Transactions and registration of the Purchased Shares in the name of the Purchaser in the Shareholders’ Register (Aandeelhoudersregister) of LNM, the Purchaser, assuming it shall have purchased the Purchased Shares for value in good faith and without notice of any adverse claim, will own all the issued and outstanding capital stock of LNM free and clear of all Encumbrances. Upon consummation of the Transactions, the Purchased Shares will be fully paid and non-assessable. There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares.

     (b) The Shareholders’ Register of LNM accurately records (i) the name and address of each Person owning LNM Common Shares, (ii) the number of LNM Common Shares held by such Person and (iii) the date of issuance of such LNM Common Shares.

     (c) All the outstanding shares of each Material LNM Subsidiary are validly issued, fully paid, non-assessable and free of preemptive rights and, except as set forth on the LNM Corporate Structure Chart, are owned by LNM, whether directly or indirectly, free and clear of all Encumbrances. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of any Material LNM Subsidiary or obligating the Seller, LNM or any LNM Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Material LNM Subsidiary. There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of, or any other interests in, any Material LNM Subsidiary.

     SECTION 3.04 Authority Relative to this Agreement. The Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Seller are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms.

     SECTION 3.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by the Seller will not, (i) conflict with or violate the Deed of Incorporation or the

Articles of Association (or any equivalent organizational document) of the Seller, LNM or any Material LNM Subsidiary, (ii) materially conflict with or violate any material supranational, national, state, provincial, regional, local or other statute, law, ordinance, regulation, rule (including common law), code, executive order, injunction, judgment, decree or other order (each, a “Law”) applicable to the Seller, LNM or any Material LNM Subsidiary or by which any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected or (iii) result in any material breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any material additional rights or any material right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or other Encumbrance on any material property or asset of the Seller, LNM or any Material LNM Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which LNM or any Material LNM Subsidiary is a party or by which LNM or any Material LNM Subsidiary or any material property or asset of LNM or any Material LNM Subsidiary is bound or affected.

     (b) The execution and delivery of this Agreement by the Seller do not, and the performance of this Agreement by the Seller will not, require any material consent, approval, authorization or permit of, or filing with or notification to, any national, federal, state or regional government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”).

     SECTION 3.06 Permits; Compliance. LNM and each of the Material LNM Subsidiaries is in possession of all material authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for each of LNM and each Material LNM Subsidiary, as applicable, to own, lease and operate its material properties or to carry on its business as it is now being conducted (the “LNM Permits”). No suspension or cancellation of any of the LNM Permits is pending or, to the Knowledge of the Seller, threatened. None of the Seller, LNM or any Material LNM Subsidiary is in material conflict with, or in material default, breach or violation of, (a) any material Law applicable to the Seller, LNM or any Material LNM Subsidiary or by which any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected or (b) any material note, bond, mortgage, indenture, contract, agreement, lease, license, LNM Permit, franchise or other material instrument or obligation to which the Seller, LNM or any Material LNM Subsidiary is a party or by which the Seller, LNM or any Material LNM Subsidiary or any material property or asset of the Seller, LNM or any Material LNM Subsidiary is bound or affected.

     SECTION 3.07 Financial Statements; Undisclosed Liabilities. (a) True and complete copies of (i) the audited consolidated balance sheet of LNM and the LNM Subsidiaries for each of the three fiscal years ended as of December 31, 2001, 2002 and 2003 respectively, and the related audited consolidated statements of income, shareholders’ equity and cash flows of LNM and the LNM Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of Ernst & Young Accountants (collectively referred to herein as the “LNM Financial Statements”) and (ii) the unaudited consolidated balance sheet of LNM and the LNM Subsidiaries as of June 30, 2004, and the related consolidated statements of income, shareholders’ equity and cash flows of LNM and the LNM Subsidiaries, together with all related notes and schedules thereto (collectively referred to herein as the “LNM Interim

Financial Statements”) have been delivered by the Seller to the Purchaser. The LNM Financial Statements (i) were prepared in accordance with the books of account and other financial records of LNM and the LNM Subsidiaries, (ii) present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of LNM and the LNM Subsidiaries as of the dates thereof or for the periods covered thereby and (iii) have been prepared in accordance with US GAAP applied on a basis consistent with the past practices of LNM and the LNM Subsidiaries. The LNM Interim Financial Statements (i) were prepared in accordance with the books of account and other financial records of LNM and the LNM Subsidiaries, (ii) present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of LNM and the LNM Subsidiaries as of the dates thereof or for the periods covered thereby (except for the absence of footnotes and subject to normal and recurring year-end adjustments which individually and in the aggregate are not material to the Interim Financial Statements) and (iii) have been prepared in accordance with US GAAP applied on a basis consistent with the past practices of LNM and the LNM Subsidiaries.

     (b) Except to the extent provided for on the audited consolidated balance sheet of LNM and the LNM Subsidiaries as at December 31, 2003, including the notes thereto, neither LNM nor any LNM Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which ought to be provided for or otherwise taken into account or disclosed in financial statements prepared in accordance with US GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003 and except for liabilities provided for on the unaudited consolidated interim balance sheet of LNM and the LNM Subsidiaries as at June 30, 2004.

     (c) LNM and the Material LNM Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements in accordance with US GAAP.

     (d) Since December 31, 2003, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the LNM Board or any committee thereof.

     SECTION 3.08 Absence of Certain Changes or Events. Since December 31, 2003, except as expressly contemplated by this Agreement or as provided for in the LNM Interim Financial Statements, (a) LNM and each LNM Subsidiary has conducted its business only in the ordinary course and in a manner consistent with past practice and (b) there has not been any LNM Material Adverse Effect.

     SECTION 3.09 Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation (each, an “Action”) pending or, to the Knowledge of the Seller, threatened, against LNM or any Material LNM Subsidiary, or any material property or asset of LNM or any Material LNM Subsidiary, before any Governmental Authority. Neither LNM nor any Material LNM Subsidiary, nor any material property or asset of LNM or any Material LNM Subsidiary, is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Seller, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement or would, individually or in the aggregate, have a LNM Material Adverse Effect.

     SECTION 3.10 Employee Benefit Plans. (a) Each material Plan to which LNM or any Material LNM Subsidiary is a party (a “Material LNM Plan”) is in writing. Neither LNM nor any LNM Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur a material liability with respect to, or cause to exist any material employee benefit plan, program or arrangement, (ii) to enter into any contract or agreement to provide material compensation or benefits to any individual, other than, in each case, the Plans included in the LNM Disclosed Information or (iii) to modify, change or terminate any Material LNM Plan.

     (b) None of the Plans obligates LNM or any Material LNM Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Transactions.

     (c) Each Material LNM Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws and each Material LNM Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. LNM and the Material LNM Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in material default under or in material violation of, and, to the Knowledge of the Seller, there is no material default or violation by any party to, any Material LNM Plan. No material Action is pending or, to the Knowledge of the Seller, threatened with respect to any Material LNM Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Seller, no fact or event exists that could reasonably be expected to give rise to any such material Action.

     (d) All material contributions, premiums or payments required to be made with respect to any Material LNM Plan have been made on or before their due dates, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued.

     (e) The fair market value of the assets of each funded Material LNM Plan, the liability of each insurer for any Material LNM Plan funded through insurance or the book reserve established for any Material LNM Plan, together with any accrued contributions, is sufficient to provide for the value of benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Material LNM Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Material LNM Plan, and no Transaction shall cause such assets, insurance obligations, book reserve or accrual to be less than such benefit obligations.

     SECTION 3.11 Labor and Employment Matters. (a) There are no Actions pending or, to the Knowledge of the Seller, threatened, between LNM or any Material LNM Subsidiary and any of their respective employees, which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Seller from performing its obligations under this Agreement or would, individually or in the aggregate, have a LNM Material Adverse Effect. The LNM Disclosed Information includes true and complete copies of each collective bargaining agreement or other labor union contract to which LNM or any Material LNM Subsidiary is party and which is applicable to Persons employed by LNM or any Material LNM Subsidiary. There is not now nor has there been in the last three years any material strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Seller, threat thereof, by or with respect to any employees of LNM or any Material LNM Subsidiary. No consent of any labor unions which are parties to the collective bargaining agreements disclosed in the LNM Disclosed Information is required to consummate the Transactions.

     (b) LNM and the Material LNM Subsidiaries are in material compliance with all applicable material laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all material amounts required to be withheld from employees of LNM or any Material LNM Subsidiary and are not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

     SECTION 3.12 Real Property; Title to Assets. (a) To the Knowledge of the Seller, each parcel of real property owned by LNM or any Material LNM Subsidiary which is material to the ongoing operations of LNM or such Material LNM Subsidiary (the “LNM Owned Real Property”) (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer (collectively, “Liens”), other than Liens that would not, individually or in the aggregate, have a LNM Material Adverse Effect and (ii) is not subject to any Order requiring its sale nor is it subject to any condemnation, expropriation, eminent domain or similar proceeding by any Governmental Authority (with or without payment or compensation therefor), nor, to the Knowledge of the Seller, has any such proceeding been proposed or threatened. To the Knowledge of the Seller, save for Liens referred to in clause (i) of this Section 3.12(a), LNM and each Material LNM Subsidiary has good and valid title to, or, in the case of the LNM Leased Real Property, valid leasehold interests in, all of its real properties (whether owned or leased) used or held for use in its business which are material to the ongoing operations of LNM or such Material LNM Subsidiary.

     (b) To the Knowledge of the Seller, there is no material violation of any Law (including any building, planning or zoning law) relating to any parcel of LNM Owned Real Property.

     (c) To the Knowledge of the Seller, neither LNM nor such Material LNM Subsidiary has received any claim of material default with respect to any lease and sublease relating to real property currently leased or subleased by LNM or any Material LNM Subsidiary which is material to the ongoing operations of LNM or any Material LNM Subsidiary (the “LNM Leased Real Property”) and, to the Knowledge of the Seller, neither the execution of this Agreement nor the consummation of the Transactions shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of LNM or any Material LNM Subsidiary under any such lease or sublease.

     SECTION 3.13 Intellectual Property. To the Knowledge of the Seller, except as would not, individually or in the aggregate, have a LNM Material Adverse Effect, (a) the conduct of the Business does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, and no claim has been asserted in writing against LNM or a LNM Subsidiary that the conduct of its business may or does infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party, (b) with respect to each item of Intellectual Property owned by LNM or a LNM Subsidiary and material to the business, financial condition or results of operations of LNM and the LNM Subsidiaries taken as a whole (“LNM Owned Intellectual Property”), LNM or a LNM Subsidiary is the owner of the entire right, title and interest in and to such LNM Owned Intellectual Property and is entitled to use such LNM Owned Intellectual Property in the continued operation of its respective business, (c) with respect to each item of Intellectual Property licensed to LNM or a LNM Subsidiary that is material to the Business (“LNM Licensed Intellectual Property”), LNM or a LNM Subsidiary has the right to use such LNM Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such LNM Licensed Intellectual Property, (d) LNM Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part, (e) no Person is engaging in any activity that infringes upon LNM Owned Intellectual Property, (f) each license of LNM Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, (g) no party to any license of LNM Licensed Intellectual Property is in breach thereof or default thereunder and (h) neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect any rights of LNM or any LNM Subsidiary with respect to LNM Owned Intellectual Property or LNM Licensed Intellectual Property.

     SECTION 3.14 Taxes. (a) LNM and the LNM Subsidiaries have filed all Tax Returns and reports required to be filed by them and have paid and discharged all material Taxes required to be paid or discharged (whether or not shown on such Tax Returns) or otherwise provided for such Taxes in the LNM Interim Financial Statements. All such Tax Returns were prepared with due care and diligence. No taxing authority or agency is now asserting or, to the Knowledge of the Seller, threatening to assert against LNM or any LNM Subsidiary any material deficiency or claim for any Taxes. Neither LNM nor any LNM Subsidiary has been granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. All Taxes required to have been withheld by or with respect to LNM or any LNM Subsidiary have been timely withheld and remitted to the applicable taxing authority. There are no material Tax liens upon any property or assets of LNM or any of the LNM Subsidiaries except liens for current Taxes not yet due. To the Knowledge of the Seller, neither LNM nor any LNM Subsidiary has received notice of any material claim by any taxing authority in a jurisdiction where LNM or any LNM Subsidiary does not file Tax Returns that LNM or any LNM Subsidiary is or may be subject to taxation in such jurisdiction.

     (b) Neither LNM nor any LNM Subsidiary is a party to any Tax sharing agreement (or other similar arrangement) with the Seller or any Affiliate thereof, other than agreements (or other similar arrangements) with LNM or one or more LNM Subsidiaries.

     SECTION 3.15 Environmental Matters. Except as provided for in the Interim Financial Statements, (a) none of LNM or any of the LNM Subsidiaries has violated or is in violation of any Environmental Law to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (b) none of the properties currently or formerly owned, leased or operated by LNM or any LNM Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (c) none of LNM or any of the LNM Subsidiaries is actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (d) none of LNM or any of the LNM Subsidiaries is actually, potentially or allegedly liable under any Environmental Law (including pending or threatened Liens) to an extent which would result in LNM or any Material LNM Subsidiary incurring liability which is material to the business of LNM or such Material LNM Subsidiary, (e) each of LNM and each LNM Subsidiary has all material permits, licenses and other authorizations required under any Environmental Law (“LNM Environmental Permits”), (f) each of LNM and each LNM Subsidiary is in material compliance with the material LNM Environmental Permits, and (g) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or LNM Environmental Permit, and (h) LNM and each of the LNM Subsidiaries is in material compliance with its obligations pursuant to any agreement with, or undertaking to, any Governmental Authority in connection with remediation of Hazardous Substances or the protection of the environment (including, without limitation, environmental plans of action, conformity programs and other similar agreements and undertakings).

     SECTION 3.16 LNM Material Contracts. (a) The LNM Disclosed Information includes copies of each of the following contracts and agreements to which LNM or any LNM Subsidiary is a party, including all amendments thereto (such contracts and agreements being the “LNM Material Contracts”):

     (i) each contract and agreement which is likely to involve annual consideration of more than US$50 million or consideration of more than US$100 million, in the aggregate, over the remaining term of such contract or agreement;

     (ii) each contract and agreement evidencing indebtedness exceeding US$50 million;

     (iii) each contract and agreement that limits, or purports to limit, the ability of LNM or any Material LNM Subsidiary to compete in any line of business or with any Person or entity in any geographic area or during any period of time; and

     (iv) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to LNM or the LNM Subsidiaries, taken as a whole, or the conduct of the Business.

     (b) (i) To the Knowledge of the Seller, each LNM Material Contract is a legally valid and binding agreement, and none of the LNM Material Contracts is in material default by its terms or has been canceled by the other party, (ii) to the Knowledge of the Seller, no other party is in material breach or violation of, or material default under, any LNM Material Contract, (iii) LNM and the LNM Subsidiaries have not received any written claim of material default under any LNM Material Contract and (iv) neither the execution of this Agreement nor the consummation of any of the Transactions shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of LNM or any LNM Subsidiary under any LNM Material Contract.

     SECTION 3.17 Insurance. (a) The businesses of LNM and the Material LNM Subsidiaries are covered by insurance policies of the types and include amounts of coverage as are usual and customary in the context of the businesses and operations in which LNM and the Material LNM Subsidiaries are engaged.

     (b) With respect to each such insurance policy, to the Knowledge of the Seller, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither LNM nor any Material LNM Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, and (iii) no insurer on the policy has been declared insolvent or placed in receivership or liquidation.

     (c) At no time subsequent to December 31, 2001 has LNM or any Material LNM Subsidiary (so long as such Material LNM Subsidiary has been a Subsidiary of LNM) (i) been denied any material amount of insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any material insurance coverage currently in effect will not be available in the future substantially on the same terms as are now in effect.

     SECTION 3.18 Securities Matters. (a) The Seller acknowledges and agrees that the offering and sale of the Issued Shares hereunder is intended to be exempt from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) pursuant to Section 4(2) thereof. The Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D of the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Issued Shares. The Issued Shares are being acquired by the Seller for its own account and without a view to the public distribution of the Issued Shares or any interest therein. In evaluating the suitability of an investment in the Issued Shares, the Seller has relied solely upon the representations, warranties, covenants and agreements made by the Purchaser herein and the Seller has not relied upon any other representations or other information (whether oral or written and including any projections or supplemental data) made or supplied by or on behalf of the Purchaser or any Affiliate, employee, agent or other representative of the Purchaser. The Seller is not a “U.S. person” as defined in Rule 902(k) of Regulation S of the Securities Act. The Seller understands and agrees that the Issued Shares have not been registered under the Securities Act and that the Seller may not sell or dispose of any of the Issued Shares other than pursuant to a registered offering or in a transaction exempt from the registration requirements of the Securities Act.

     (b) The Seller acknowledges and agrees that, until such time as the Issued Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Issued Shares may bear a restrictive legend in substantially the following form:

          “The securities represented by this certificate have not been registered under the United States Securities Act of 1933, as amended (the “Act”), or under the securities laws of any other jurisdiction. The securities may not be sold, transferred or assigned in the absence of an effective registration statement for such securities under the Act and applicable state securities laws, or unless sold pursuant to Rule 144 under the Act.”

     (c) The Seller acknowledges and agrees that the Issued Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the rules and regulations promulgated thereunder and state securities laws and that the Purchaser is relying upon the truth and accuracy of, and the Seller’s compliance with, the representations, warranties, agreements, acknowledgements and undertakings of the Seller set forth herein in order to determine the availability of such exemptions and the eligibility of the Seller to acquire the Issued Shares.

     SECTION 3.19 Seller Compliance Certificates. Each Seller Compliance Certificate is included in the LNM Disclosed Information and, to the Knowledge of the Seller, was true and correct as of the date of such Seller Compliance Certificate.

     SECTION 3.20 Brokers. No broker, finder or investment banker (other than HSBC Bank plc and Citigroup Global Markets Limited) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller or LNM. The Seller has provided the Purchaser with true and complete copies of the engagement letters between LNM and each of HSBC Bank plc and Citigroup Global Markets Limited.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

     As an inducement to the Seller to enter into this Agreement, except as disclosed in the Purchaser Disclosed Information or as disclosed in any Purchaser SEC Report filed with, or furnished to, as the case may be, the SEC prior to the date of this Agreement, and except as qualified in Section 9.02, the Purchaser hereby represents and warrants to the Seller as follows:

     SECTION 4.01 Corporate Organization. (a) The Purchaser and each Subsidiary of the Purchaser (each, a “Purchaser Subsidiary” and collectively, the “Purchaser Subsidiaries”) is a company or other entity duly organized and validly existing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

     (b) Each Purchaser Subsidiary that is material to the business, financial condition, results or operations of the Purchaser and the Purchaser Subsidiaries taken as a whole is so identified on Exhibit G hereto and is referred to as a “Material Purchaser Subsidiary”.

     SECTION 4.02 Articles of Association, Etc. The Deed of Incorporation and the Articles of Association (or any equivalent organizational document), each as amended to date, of the Purchaser and each Material Purchaser Subsidiary are in full force and effect. Neither the Purchaser nor any Material Purchaser Subsidiary is in violation of any of the provisions of its Deed of Incorporation or Articles of Association (or any equivalent organizational document).

     SECTION 4.03 Capitalization. (a) The authorized share capital of the Purchaser consists of € 12,215,000 divided into (i) 500,000,000 Class A Shares and (ii) 72,150,000 Class B Shares. As of the date of this Agreement, (i) 54,850,000 Class A Shares are issued and (save for the Class A Shares referenced in clause (iv) of this Section 4.03(a)) outstanding, all of which are validly issued, fully paid and non-assessable, (ii) 72,150,000 Class B Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable, (iii) there are no Class A Shares reserved for future issuance pursuant to stock options under the Purchaser Stock Option Plan and (iv) 9,389,566 Class A Shares are held by the Purchaser in treasury. No rights shall vest or further options shall be granted pursuant to the Purchaser Stock Option Plan as a result of the consummation of this Agreement or the Transactions. None of the issued and outstanding Purchaser Common Shares was issued in violation of any preemptive rights. Except as set forth in this Section 4.03 and except for stock options granted pursuant to the Purchaser Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Purchaser or obligating the Purchaser to issue or sell any shares of, or other equity interests in, the Purchaser. All Purchaser Common

Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement), fully paid and non-assessable. There are no outstanding contractual obligations of the Purchaser to repurchase, redeem or otherwise acquire any Purchaser Common Shares or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

     (b) Upon the issuance of the Issued Shares to the Transferee in accordance with Section 2.02, the Issued Shares will be (i) duly authorized, validly issued, fully paid, free and clear of all Encumbrances (other than pursuant to the Shareholders Agreement) and non-assessable and not subject to preemptive rights created by statute, the Purchaser’s Articles of Association or any agreement to which the Purchaser is a party or is bound and (ii) duly registered in the name of the Transferee.

     (c) All the outstanding shares of each Material Purchaser Subsidiary are validly issued, fully paid, non-assessable and free of preemptive rights and are owned by the Purchaser, whether directly or indirectly, free and clear of all Encumbrances. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the shares of any Material Purchaser Subsidiary or obligating the Purchaser or any Material Purchaser Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Material Purchaser Subsidiary. There are no voting trusts, shareholders agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of, or any other interests in, any Material Purchaser Subsidiary.

     SECTION 4.04 Authority Relative to this Agreement. The Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Purchaser Shareholder Approval, to perform its obligations hereunder and to consummate the Transactions. Subject to obtaining the Purchaser Shareholder Approval, the execution and delivery of this Agreement by the Purchaser and the consummation by the Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Seller, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

     SECTION 4.05 No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not, (i) conflict with or violate the Deed of Incorporation or the Articles of Association (or any equivalent organizational document) of the Purchaser or any Material Purchaser Subsidiary, (ii) materially conflict with or violate any Law applicable to the Purchaser or any Purchaser Subsidiary or by which any material property or asset of the Purchaser or any Material Purchaser Subsidiary is bound or affected or (iii) result in any material breach of, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any material additional rights or any material right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien or other Encumbrance on any material property or asset of the Purchaser or any Material Purchaser Subsidiary pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Purchaser or any Material Purchaser Subsidiary is a party or by which the Purchaser or any Purchaser Subsidiary or any material property or asset of the Purchaser or any Material Purchaser Subsidiary is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

     (b) The execution and delivery of this Agreement by the Purchaser do not, and the performance of this Agreement by the Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent the Purchaser from performing its material obligations under this Agreement.

     SECTION 4.06 Permits; Compliance. The Purchaser and each Material Purchaser Subsidiary is in possession of all authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for the Purchaser or such Purchaser Subsidiary, as the case may be, to own, lease and operate its material properties or to carry on its business as it is now being conducted (the “Purchaser Permits”), except where the failure to have, or the suspension or cancellation of, any of the Purchaser Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. No suspension or cancellation of any of the Purchaser Permits is pending or, to the Knowledge of the Purchaser, threatened, except where the failure to have, or the suspension or cancellation of, any of the Purchaser Permits would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect. Neither the Purchaser nor any Material Purchaser Subsidiary is in material conflict with, or in material default, breach or violation of, (a) any material Law applicable to the Purchaser or such Material Purchaser Subsidiary or by which any material property or asset of the Purchaser or such Material Purchaser Subsidiary is bound or affected, or (b) any material note, bond, mortgage, indenture, contract, agreement, lease, license, Purchaser Permit, franchise or other instrument or obligation to which the Purchaser or such Material Purchaser Subsidiary is a party or by which the Purchaser or such Material Purchaser Subsidiary or any material property or asset of the Purchaser or such Material Purchaser Subsidiary is bound or affected, except for any such conflicts, defaults, breaches or violations that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement and would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

     SECTION 4.07 SEC Filings; Financial Statements. (a) The Purchaser and, as relevant, any Purchaser Subsidiary has filed or furnished, as the case may be, all forms, reports (including, without limitation, its Annual Reports on Form 20-F, quarterly and interim reports on Form 6-K and definitive proxy statements relating to meetings of shareholders) and documents required to be filed or furnished, as the case may be, by it with the United States Securities and Exchange Commission (the “SEC”) since January 1, 2001 (collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act or the U.S. Securities Exchange Act of 1934, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed or furnished, as the case may be, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) Each of the audited and unaudited consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Purchaser SEC Reports complied in all material respects with applicable accounting requirements and published rules and regulations of the SEC and were prepared in accordance with US GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Purchaser and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

     (c) Except as and to the extent provided for on the audited consolidated balance sheet of the Purchaser and the Purchaser Subsidiaries as at December 31, 2003, including the notes thereto, neither the Purchaser nor any Purchaser Subsidiary has any material liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which ought to be provided for or otherwise taken into account or disclosed in financial statements prepared in accordance with US GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003 and except for liabilities and obligations provided for on the unaudited consolidated interim balance sheet of the Purchaser and the Purchaser Subsidiaries as at June 30, 2004 (the “Purchaser Interim Financial Statements”).

     SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 2003, except as expressly contemplated by this Agreement or as provided for in the Purchaser Interim Financial Stateements, (a) the Purchaser has conducted its businesses only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Purchaser Material Adverse Effect.

     SECTION 4.09 Absence of Litigation. There is no Action pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, any Material Purchaser Subsidiary or any material property or asset of the Purchaser or of any Material Purchaser

Subsidiary before any Governmental Authority that (a) individually or in the aggregate, has had or would have a Purchaser Material Adverse Effect or (b) seeks to materially delay or prevent the consummation of the Transactions. None of the Purchaser, any Material Purchaser Subsidiary or any material property or asset of the Purchaser or any Material Purchaser Subsidiary is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the Knowledge of the Purchaser, continuing investigation by, any Governmental Authority that would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement or would, individually or in the aggregate, have a Purchaser Material Adverse Effect.

     SECTION 4.10 Employee Benefit Plans. (a) Neither the Purchaser nor any Material Purchaser Subsidiary has any express or implied commitment, whether legally enforceable or not, (i) to create, incur a material liability with respect to, or cause to exist any material employee benefit plan, program or arrangement or (ii) to enter into any contract or agreement to provide material compensation or benefits to any individual, other than, in each case, the Plans included in the Purchaser Disclosed Information or referenced in the Purchaser SEC Reports, or (iii) to modify, change or terminate any Material Purchaser Plan.

     (b) None of the Plans obligates the Purchaser or any Material Purchaser Subsidiary to pay separation, severance, termination or similar-type benefits solely or partially as a result of the Transactions.

     (c) Each material Plan to which the Purchaser or any Material Purchaser Subsidiary is a party (a “Material Purchaser Plan”) is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws and each Material Purchaser Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities. The Purchaser and the Purchaser Subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in material default under or in material violation of, and, to the Knowledge of the Purchaser, there is no material default or violation by any party to, any Material Purchaser Plan. No material Action is pending or, to the Knowledge of the Purchaser, threatened with respect to any Material Purchaser Plan (other than claims for benefits in the ordinary course) and, to the Knowledge of the Purchaser, no fact or event exists that could reasonably be expected to give rise to any such material Action.

     (d) All material contributions, premiums or payments required to be made with respect to any Material Purchaser Plan have been made on or before their due dates, or, if applicable, accrued in accordance with normal accounting practices, and a pro rata contribution for the period prior to and including the date of this Agreement has been made or accrued.

     (e) The fair market value of the assets of each funded Material Purchaser Plan, the liability of each insurer for any Material Purchaser Plan funded through insurance or the book reserve established for any Material Purchaser Plan, together with any accrued contributions, is sufficient to provide for the value of benefits determined on any ongoing basis (actual or contingent) accrued to the date of this Agreement with respect to all current and former participants under such Material Purchaser Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Material Purchaser Plan, and no Transaction shall cause such assets, insurance obligations, book reserve or accrual to be less than such benefit obligations.

     SECTION 4.11 Labor and Employment Matters. (a) There are no Actions pending or, to the Knowledge of the Purchaser, threatened, between the Purchaser or any Material Purchaser Subsidiary and any of their respective employees, which would, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent or materially delay the Purchaser from performing its obligations under this Agreement or would, individually or in the aggregate, have a Purchaser Material Adverse Effect. There is not now nor has there been in the last three years any material strike, slowdown, work stoppage or lockout, or, to the Knowledge of the Purchaser, threat thereof, by or with respect to any employees of the Purchaser or any Material Purchaser Subsidiary.

     (b) The Purchaser and the Material Purchaser Subsidiaries are in material compliance with all applicable material laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and have withheld and paid to the appropriate Governmental Authority or are holding for payment not yet due to such Governmental Authority all material amounts required to be withheld from employees of the Purchaser or any Material Purchaser Subsidiary and are not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing.

     SECTION 4.12 Real Property; Title to Assets. Each of the Purchaser and the Material Purchaser Subsidiaries has good and valid title to, or, in the case of real property currently leased or subleased by the Purchaser or any Material Purchaser Subsidiary, valid leasehold interests in, all of its real properties (whether owned or leased) used or held for use in its business, free and clear of any Liens, except for Liens that do not, individually or in the aggregate, materially adversely affect the value or the use of such property for its current and anticipated purposes.

     SECTION 4.13 Taxes. The Purchaser and the Purchaser Subsidiaries have filed all Tax Returns and reports required to be filed by them and have paid and discharged all material Taxes required to be paid or discharged (whether or not shown on such Tax Returns) or otherwise provided for such Taxes on the Purchaser Interim Financial Statements. All such Tax Returns were prepared with due care and diligence. No taxing authority or agency is now asserting or, to the Knowledge of the Purchaser, threatening to assert against the Purchaser or any Purchaser Subsidiary any material deficiency or claim for any Taxes. Neither the Purchaser nor any Purchaser Subsidiary has been granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. All Taxes required to have been withheld by or with respect to the Purchaser or any Purchaser Subsidiary have been timely withheld and remitted to the applicable taxing authority. There are no material Tax liens upon any property or assets of the Purchaser or any of the Purchaser Subsidiaries except liens for current Taxes not yet due. To the Knowledge of the Purchaser, neither the Purchaser nor any Purchaser Subsidiary has received notice of any claim by any taxing authority in a jurisdiction where the Purchaser or any Purchaser Subsidiary does not file Tax Returns that the Purchaser or any Purchaser Subsidiary is or may be subject to taxation in such jurisdiction.

     SECTION 4.14 Insurance. (a) The businesses of the Purchaser and the Material Purchaser Subsidiaries are covered by insurance policies of the types and include amounts of coverage as are usual and customary in the context of the businesses and operations in which the Purchaser and the Material Purchaser Subsidiaries are engaged.

     (b) With respect to each such insurance policy, to the Knowledge of the Purchaser, (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (ii) neither the Purchaser nor any Material Purchaser Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy and (iii) no insurer on the policy has been declared insolvent or placed in receivership or liquidation.

     (c) At no time subsequent to December 31, 2001 has the Purchaser or any Material Purchaser Subsidiary (i) been denied any material amount of insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any material insurance coverage currently in effect will not be available in the future substantially on the same terms as are now in effect.

     SECTION 4.15 Opinion of Financial Advisor. The Purchaser has received the written opinion of Credit Suisse First Boston, dated the date of this Agreement, to the effect that, as of the date of this Agreement, the consideration to be paid for the Purchased Shares is fair, from a financial point of view, to the Purchaser, a copy of which opinion will be delivered to the Seller promptly after the date of this Agreement.

     SECTION 4.16 Brokers. No broker, finder or investment banker (other than Credit Suisse First Boston LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE COMPLETION

     SECTION 5.01 Conduct of Business by LNM Pending the Completion. The Seller agrees that, between the date of this Agreement and the Completion Date, except as expressly contemplated by any other provision of this Agreement, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld):

     (a) the Seller shall cause the businesses of LNM and the LNM Subsidiaries to be conducted only in, and the Seller shall cause LNM and the LNM Subsidiaries to not take any action except in, the ordinary course of business and in a manner consistent with past practice; and

     (b) the Seller shall use its reasonable best efforts to preserve substantially intact the business organization of LNM and the LNM Subsidiaries, to retain the services of the current officers of LNM and the LNM Subsidiaries and to preserve the current relationships of LNM and the LNM Subsidiaries with customers, suppliers and other Persons with which LNM or any Material LNM Subsidiary has significant business relations.

     By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, none of the Seller, LNM or any LNM Subsidiary shall, between the date of this Agreement and the Completion Date, directly or indirectly, do, or propose to do, any of the following without the prior written consent of the Purchaser:

     (i) amend or otherwise change its Deed of Incorporation, Articles of Association or equivalent organizational documents;

     (ii) save for the proposed transfer by the Seller of the Purchased Shares to the Transferee, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of LNM or any LNM Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest (including any phantom interest), of LNM or any LNM Subsidiary or (B) any assets of LNM or any LNM Subsidiary, except in the ordinary course of business and in a manner consistent with past practice;

     (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, save for any payments with respect to the dividend in the amount of US$2 billion declared by LNM on October 8, 2004;

     (iv) reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, issue at a discount, declare a stock dividend, or otherwise change in a like manner any of its share capital;

     (v) (A) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (B) except for borrowings under current credit facilities, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances, or grant any security interest in any of its assets except in the ordinary course of business and consistent with past practice; (C) enter into any contract or agreement other than in the ordinary course of business and consistent with past practice; (D) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$25 million other than pursuant to any capital expenditure plan disclosed in the LNM Disclosed Information; or (E) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this Section 5.01(v);

     (vi) increase the compensation payable or to become payable or the benefits provided to its directors and officers who, as of the date of this Agreement, earn in excess of US$200,000 per annum, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director or officer of LNM, or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, fund or policy for the benefit of any director, officer or employee of LNM or any LNM Subsidiary;

     (vii) take any action which would materially affect the accounting policies or procedures of LNM currently in place;

     (viii) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected, provided for or reserved against in the LNM Interim Financial Statements or subsequently incurred in the ordinary course of business and consistent with past practice;

     (ix) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of LNM’s or any LNM Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

     (x) commence or settle any material Action; or

     (xi) announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

     SECTION 5.02 Conduct of Business by the Purchaser Pending the Completion. Except as expressly contemplated by any other provision of this Agreement, the Purchaser agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Completion Date, (a) the Purchaser shall not, directly or indirectly, take any action to cause the Purchaser’s representations and warranties set forth in Article IV to be untrue in any material respect and (b) unless the Seller shall otherwise consent in writing (which consent shall not be unreasonably withheld), (i) the Purchaser shall cause the businesses of the Purchaser and the Purchaser Subsidiaries to be conducted only in, and the Purchaser shall not, and shall cause the Purchaser Subsidiaries to not, take any action except in, the ordinary course of business and in a manner consistent with past practice and (ii) the Purchaser shall not reclassify, recapitalize, combine, exchange, split, reverse split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, issue at a discount, declare a stock dividend, or otherwise change in a like manner any of its share capital (except any issue of shares pursuant to the scheduled exercise of options granted by the Purchaser pursuant to the Purchaser Stock Option Plan), unless the Class A Exchange Ratio and the Class B Exchange Ratio are appropriately adjusted to reflect the same.

ARTICLE VI

ADDITIONAL AGREEMENTS

          SECTION 6.01 Shareholder Circular/Prospectus. (a) As promptly as practicable after the execution of this Agreement, the Purchaser shall prepare and file with Euronext the shareholder circular/prospectus to be distributed to the shareholders of the Purchaser in connection with the Transactions (the “Prospectus”). The Purchaser shall use its reasonable best efforts to cause the Prospectus to be approved as promptly as practicable by Euronext. LNM shall furnish all information concerning LNM as the Purchaser may reasonably request in connection with the preparation and approval by Euronext of the Prospectus. The Purchaser shall use its reasonable best efforts to ensure that the Prospectus is mailed to its shareholders within five Business Days following the approval of the Prospectus by Euronext.

          (b) The Seller shall have an opportunity to review in advance all written submissions to or filings with Euronext, to participate in discussions with Euronext in connection with drafts of the Prospectus and to comment on the sections of such submissions or filings that include any disclosure relating to the Seller, LNM, any of the LNM Subsidiaries, their respective businesses, this Agreement or the Transactions and the Purchaser shall consider in good faith and take into account any reasonable comments which the Seller may provide to the Purchaser with respect to any drafts of the Prospectus reviewed by the Seller.

          (c) The Prospectus shall include the recommendation of the Purchaser Board to the shareholders of the Purchaser in favor of approval of this Agreement and approval of the Transactions.

          (d) The Seller represents and warrants that the information supplied by the Seller for inclusion in the Prospectus shall not, at (i) the time the Prospectus is approved by Euronext, (ii) the time the Prospectus (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Purchaser, (iii) the time of the Purchaser Shareholders’ Meeting and (iv) the Completion Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Completion Date, any event or circumstance relating to the Seller, LNM or any LNM Subsidiary, or their respective officers or directors, should be discovered by the Seller which should be set forth in an amendment or a supplement to the Prospectus, the Seller shall promptly inform the Purchaser.

          (e) The Purchaser represents and warrants that the information supplied by the Purchaser for inclusion in the Prospectus shall not, at (i) the time the Prospectus is approved by Euronext, (ii) the time the Prospectus (or any amendment thereof or supplement thereto) is first mailed to the shareholders of the Purchaser, (iii) the time of the Purchaser Shareholders’ Meeting and (iv) the Completion Date, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Completion Date, any event or circumstance relating to the Purchaser or any Subsidiary thereof, or their respective officers or directors, should be discovered by the Purchaser which should be set forth in an amendment or a supplement to the Prospectus, the Purchaser shall promptly inform the Seller. The Purchaser represents and warrants to the Seller that the Prospectus will comply as to form and substance in all material respects with the applicable requirements of the listing and issuing rules of Euronext (Fondsenreglement) and Euronext announcements.

          SECTION 6.02 Purchaser Shareholders’ Meeting. The Purchaser shall call and hold a general meeting of the shareholders of the Purchaser (the “Purchaser Shareholders’ Meeting”) for the purpose of voting upon the approval of this Agreement and the Transactions and the Purchaser shall use its reasonable best efforts to hold the Purchaser Shareholders’ Meeting as soon as practicable after the date on which the Prospectus is approved by Euronext.

          SECTION 6.03 Access to Information; Confidentiality (a) From the date of this Agreement until the Completion Date, the Seller shall cause LNM and the LNM Subsidiaries to (i) provide to the Purchaser (and the Purchaser’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, (collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of LNM and the LNM Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations the Purchaser deems necessary and (ii) furnish promptly to the Purchaser such information concerning the Business as the Purchaser or its Representatives may reasonably request.

          (b) From the date of this Agreement until the Completion Date, the Purchaser shall, and shall cause its Subsidiaries to (i) provide to the Seller and the Seller’s Representatives reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of the Purchaser and the Purchaser Subsidiaries and to the books and records thereof for the purpose of conducting whatever investigations the Seller deems necessary and (ii) furnish promptly to the Seller such information concerning the business of the Purchaser and the Purchaser Subsidiaries as the Seller or its Representatives may reasonably request.

          (c) All information obtained by either of the Parties and their respective Representatives pursuant to this Section 6.03 shall be kept confidential in accordance with the confidentiality agreement, dated August 23, 2004 (the “Confidentiality Agreement”), between the Purchaser and the Seller.

          (d) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement or any condition to the obligations of the Parties.

          (e) Each of the Parties hereby waives the provisions of the Confidentiality Agreement as and to the extent necessary to permit the consummation of the Transactions.

          SECTION 6.04 Notification of Certain Matters. Each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which could reasonably be expected to cause any representation or warranty contained of such first Party in this Agreement to be untrue or inaccurate in any material respect and (b) any failure of such first Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

          SECTION 6.05 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts as are reasonably necessary for the consummation of the Transactions and to fulfill the conditions to the Completion; provided that neither the Purchaser nor the Seller will be required by this Section 6.05 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (a) requires the divestiture of any assets of any of the Purchaser, LNM or any LNM Subsidiary or (b) limits the Purchaser’s or LNM’s freedom of action with respect to, or its ability to retain, LNM and the LNM Subsidiaries or any portion thereof or any of the Purchaser’s or its Affiliates’ other assets or businesses, as the case may be. In the event that, at any time after the Completion, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each of the Parties shall use their reasonable best efforts to take all such action. The Parties acknowledge and agree that they shall use all reasonable efforts to cause the Completion to occur by December 31, 2004 or as soon as reasonably practicable thereafter.

          SECTION 6.06 Consents of Accountants. The Purchaser and the Seller shall each use all reasonable efforts to cause to be delivered to each other consents from the Purchaser’s and LNM’s independent auditors, respectively, in form reasonably satisfactory to the recipient and customary in scope and substance for consents delivered by independent public accountants in connection with the Prospectus.

          SECTION 6.07 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of the Purchaser and the Seller. Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE or Euronext, each of the Purchaser and the Seller shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions.

ARTICLE VII

CONDITIONS TO THE COMPLETION

          SECTION 7.01 Conditions to the Obligations of Each Party. The obligations of each of the Parties to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following conditions:

     (a) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order, order, injunction, writ or award (an “Order”) which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

     (c) Purchaser Shareholder Approval. The following shall have been approved by the requisite affirmative vote of the shareholders of the Purchaser in accordance with Section 2:107A of the Dutch Civil Code and the Purchaser’s Articles of Association (collectively, the “Purchaser Shareholder Approval”):

     (i) this Agreement and the Transactions;

     (ii) the amendment of the Purchaser’s Articles of Association to increase the authorized capital of the Purchaser to an extent sufficient to permit the issuance of the Issued Shares;

     (iii) the delegation of authority to the Purchaser Board to issue the Issued Shares; and

     (iv) the appointment of Ms. Vanisha Mittal Bhatia to the Purchaser Board (so long as such appointment shall be in accordance with all Managing Director independence requirements applicable to the Purchaser Board under the Purchaser’s Deed of Incorporation, Articles of Association, internal corporate governance policies and applicable Law).

     (d) Approval of Prospectus. Euronext shall have confirmed that it has no further comments on the Prospectus.

     (e) Listing. The Class A Shares to be issued to the Transferee hereunder shall have been provisionally admitted to listing on the Official Segment of the stock market of Euronext and shall be approved for listing on the NYSE, subject only to official notice of issuance.

          SECTION 7.02 Conditions to the Obligations of the Purchaser . The obligations of the Purchaser to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be true and correct in all material respects as of the Completion Date, as though made on and as of the Completion Date, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a LNM Material Adverse Effect shall be true and correct in all respects as of the Completion Date, or as of such particular earlier date, as the case may be).

     (b) Agreements and Covenants. The Seller shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Completion Date.

     (c) Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate, dated as of the Completion Date, signed by a director of the Seller, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

     (d) LNM Material Adverse Effect. No LNM Material Adverse Effect shall have occurred since the date of this Agreement.

     (e) Non-Competition Agreement. The Purchaser and Mr. Lakshmi N. Mittal shall have entered into the Non-Competition Agreement.

          SECTION 7.03 Conditions to the Obligations of the Seller. The obligations of the Seller to consummate the Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

     (a) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all material respects as of the Completion Date, as though made on and as of the Completion Date, except to the extent expressly made as of an earlier date, in which case, as of such earlier date (provided that any representation or warranty that is qualified by materiality or a Purchaser Material Adverse Effect shall be true and correct in all respects as of the Completion Date, or as of such particular earlier date, as the case may be).

     (b) Agreements and Covenants. The Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Completion Date.

     (c) Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate, dated as of the Completion Date, signed by the Chief Financial Officer of the Purchaser, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

     (d) Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

          SECTION 8.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Completion, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Purchaser, as follows:

     (a) by mutual written consent of the Purchaser and the Seller; or

     (b) by either the Purchaser or the Seller if the Completion Date shall not have occurred on or before December 31, 2004, or such later date, but in no event later than March 31, 2005, if any Regulatory Approval which is required to consummate the

Transactions has not been obtained in time to reasonably permit the Completion to occur on or before December 31, 2004 or if any Governmental Authority has enacted, issued, promulgated, enforced or entered any Order which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Completion Date to occur on or before such date; or

     (c) by either the Purchaser or the Seller if any Governmental Authority in Algeria, Bosnia and Herzegovina, the British Virgin Islands, the Czech Republic, Dubai, the Former Yugoslav Republic of Macedonia, Kazakhstan, Luxembourg, the Netherlands, the Netherlands Antilles, Poland, Romania, South Africa or the United States of America shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which is then in effect and has become final and non-appealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

     (d) by either the Purchaser or the Seller if the Purchaser Shareholder Approval is not obtained at the Purchaser Shareholders’ Meeting; or

     (e) by the Purchaser upon a breach of any representation, warranty, covenant or agreement on the part of the Seller set forth in this Agreement, or if any representation or warranty of the Seller shall have become untrue, in either case such that the conditions set forth in Sections 7.02(a) and 7.02(b) would not be satisfied; provided, however, that if such breach is curable by the Seller, the Purchaser may not terminate this Agreement under this Section 8.01(e) for so long as the Seller continues to exercise its best efforts to cure such breach; or

     (f) by the Seller upon a breach of any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue, in either case such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied; provided, however, that if such breach is curable by the Purchaser, the Seller may not terminate this Agreement under this Section 8.01(f) for so long as the Purchaser continues to exercise its best efforts to cure such breach.

          SECTION 8.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.01, there shall be no liability under this Agreement on the part of any Party, except (a) as set forth in Section 8.03 and (b) nothing herein shall relieve any Party from liability for any breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination; provided, however, that the terms of Sections 6.03(c) and 6.03(d) shall survive any termination of this Agreement.

          SECTION 8.03 No Rescission. Without prejudice to the preceding Sections 8.01 and 8.02, the Parties waive to the greatest extent legally possible their respective rights to rescind (ontbinden) or demand in legal proceedings the rescission (ontbinding) of this Agreement pursuant to Sections 6:265 to 6:272 of the Dutch Civil Code or otherwise.

          SECTION 8.04 Fees and Expenses. All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Transactions are consummated, save for the fees and expenses provided in the engagement letters referred to in Section 3.20, which shall be borne by LNM. “Expenses”, as used in this Agreement, shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Prospectus, the solicitation of shareholder approvals, the filing of any required notices with Governmental Authorities and all other matters related to the Transactions.

          SECTION 8.05 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. At any time prior to the Completion Date, either Party may (a) extend the time for the performance of any obligation or other act of the other Party, (b) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby.

ARTICLE IX

INDEMNIFICATION

          SECTION 9.01 Survival of Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall survive the Completion until June 30, 2007. The representations and warranties of the Purchaser shall terminate upon the Completion. Subject to Section 9.05(g), neither the period of survival nor the liability of the Seller with respect to its representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by the Purchaser to the Seller, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

          SECTION 9.02 Qualification of Representations and Warranties. Notwithstanding any other provision of this Agreement, the Parties shall not be entitled to claim that any fact, matter or circumstance causes any of the representations or warranties hereunder to be breached or renders them misleading or causes any covenant hereunder to be breached to the extent that the same was disclosed in the LNM Disclosed Information or the Purchaser Disclosed Information or in the draft of the Prospectus dated October 22, 2004 (save those sections of the Prospectus entitled “Risk Factors”, “The Extraordinary Meeting”, “The Proposed Transaction”, “The Acquisition Agreement”, and “Other Agreements”).

          SECTION 9.03 Indemnification by the Seller. (a) Subject to the provisions of this Article IX, the Purchaser shall be indemnified and held harmless by the Seller for and against any and all liabilities, losses, diminution in value, damages, claims, reasonable costs and expenses properly incurred, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by the Purchaser (including any Action brought or otherwise initiated by the Purchaser) (a “Loss”), arising out of or resulting from:

(i)	the breach of any representation or warranty made by the Seller contained in this Agreement; or

(ii)	the breach of any covenant or agreement of the Seller contained in this Agreement.

          (b) Any indemnification of the Purchaser by the Seller required by paragraph (a) of this Section 9.03 shall be effected by a post-Completion adjustment of the Class A Exchange Ratio and the Class B Exchange Ratio in accordance with the procedures set forth in Section 9.05.

          (c) The Purchaser agrees and undertakes that, in the absence of fraud, it has no rights against and shall not make any claim against any employee, director, agent, officer or adviser of the Seller on whom it may have relied before agreeing to any term of this Agreement and any other agreement or document entered into pursuant to this Agreement on entering into this Agreement.

          SECTION 9.04 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, (a) the Seller shall not be liable for any claim for indemnification pursuant to Section 9.03 unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Seller equals or exceeds US$100 million, after which the Seller shall be liable for all of such Losses in excess of US$100 million, (b) no Losses may be claimed under Section 9.03 by the Purchaser or shall be reimbursable by the Seller or shall be included in calculating the aggregate Losses set forth in clause (a) above other than Losses in excess of US$2 million resulting from any single or aggregated claims arising out of the same facts, events or circumstances and (c) the maximum amount of indemnifiable Losses which may be recovered from the Seller shall be an amount equal to US$1 billion.

          SECTION 9.05 Notice of Loss; Indemnification Procedure. (a) The Purchaser shall give the Seller written notice (an “Indemnification Notice”) of any matter which the Purchaser has determined has given or could give rise to a right of indemnification under this Agreement, within 60 calendar days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure by the Purchaser to provide an Indemnification Notice shall not release the Seller from any of its obligations under this Article IX except to the extent that the Seller is materially prejudiced by such failure and shall not relieve the Seller from any other obligation or liability that it may have to the Purchaser otherwise than under this Article IX. In the event that the Seller shall object to any amount claimed by the Purchaser in an Indemnification Notice, the

Seller shall give the Purchaser, within 30 calendar days after delivery to the Seller of such Indemnification Notice, a written notice (an “Objection Notice”) specifying (i) each such amount to which the Seller objects and (ii) in reasonable detail the nature and basis for such objection. If the Purchaser shall not have received an Objection Notice from the Seller within such 30 calendar day period, the Seller shall be deemed to have irrevocably acknowledged the correctness of the amount claimed in such Indemnification Notice.

          (b) In the event that (i) the Seller shall not have, within 30 calendar days following receipt from the Purchaser of an Indemnification Notice, delivered an Objection Notice to the Purchaser or (ii) the Seller shall have delivered an Objection Notice to the Purchaser within such 30 calendar day period and either (A) the Seller and the Purchaser shall have, following the delivery of such Objection Notice, mutually agreed in writing that the Seller is obligated to indemnify the Purchaser for a specified amount or (B) the Arbitral Tribunal shall have issued an arbitral award with respect to the claim asserted in such Indemnification Notice, then the Seller shall, within five Business Days of (1) in the case of clause (i) of this Section 9.05(b), the expiration of such 30 calendar day period, (2) in the case of sub-clause (ii)(A) of this Section 9.05(b), the date of such written agreement between the Seller and the Purchaser or (3) in the case of sub-clause (ii)(B) of this Section 9.05(b), the issuance of such arbitral award, transfer or cause to be transferred (for no consideration) to the Purchaser a number of Purchaser Common Shares (excluding any fractional shares) having an aggregate value equivalent to the amount specified in such Indemnification Notice, such written agreement between the Seller and the Purchaser, or such arbitral award, as applicable (on the basis of a value of each Class A Share and each Class B Share equal to the Deemed Value). The relative number of Class A Shares and Class B Shares comprised in the Purchaser Common Shares to be so transferred to the Purchaser shall be apportioned according to a ratio of 2.759135 Class B Shares to each Class A Share.

          (c) Concurrently with the transfer to the Purchaser of Purchaser Common Shares pursuant to paragraph (b) of this Section 9.05, the Seller shall execute and deliver (or cause to be executed and delivered) to the Purchaser an Instrument of Transfer in the form of Exhibit H hereto.

          (d) Each of the Parties shall (and shall cause its Affiliates to) take all such actions as are reasonably necessary to give effect to any transfer of Purchaser Common Shares that is required by paragraph (b) of this Section 9.05, including, without limitation, the cancellation of such number of Purchaser Common Shares held in treasury by the Purchaser as is necessary to give effect to or permit such transfer and the voting of any Purchaser Common Shares held by such Party or its Affiliates in favor of any such actions. For as long as the Purchaser shall have any rights under Section 9.03, neither the Seller nor the Transferee shall transfer any of the Issued Shares (and no such purported transfer shall be effective) unless at the time of such purported transfer and after giving effect thereto, at least 7.51682% of the Issued Shares shall be owned by Persons who have agreed in writing to be bound by the obligations of the Seller under this Article IX.

          (e) The Parties agree that in the event of a claim for damages by the Purchaser under this Article IX or otherwise pursuant to this Agreement, the sole and exclusive remedy of the Purchaser shall be the remedy provided in Section 9.05(b) and no monetary indemnification shall be sought or payable.

          (f) For all purposes of this Article IX, “Losses” (i) shall be net of any insurance recoveries or recoveries from third parties payable to the Purchaser or its Affiliates (including LNM and its Subsidiaries) in connection with the facts giving rise to the right of indemnification hereunder and (ii) shall be net of any amounts provided for in the Interim Financial Statements in connection with the same facts, events or circumstances giving rise to such Losses and (iii) shall exclude any amount attributable to any voluntary act, omission, transaction or arrangement carried out by the Purchaser or its Subsidiaries on or after consummation of the Transactions (including any change in the accounting policies, methods or practices used in the preparation of the LNM Financial Statements).

          (g) In the event that the Purchaser shall make a claim for indemnification under Section 9.03 in connection with a breach of a representation and warranty of the Seller hereunder, the Seller hereby expressly waives the right to argue before the Arbitral Tribunal or otherwise that in reliance upon any action or omission on the part of the Purchaser or any Person acting for the Purchaser or upon the negotiations between the Parties, the Seller was entitled to assume that the Purchaser would investigate or further investigate prior to the Completion any fact, event or circumstance not fairly disclosed in the LNM Disclosed Information which the Purchaser alleges appears not to be as represented or warranted by the Seller, except where the Seller proves either that the Purchaser actually knew (based upon the Knowledge of the Purchaser) that such fact, event or circumstance was not as represented or warranted or that the breach of the representation or warranty is imputable to the Purchaser.

          SECTION 9.06 Third Party Claims. Following the receipt from the Purchaser of an Indemnification Notice relating to any Action, audit, demand or assessment (each, a “Third Party Claim”) against the Purchaser, if the Seller acknowledges in writing its obligation to indemnify the Purchaser hereunder against any Losses that may result from such Third Party Claim, then the Seller shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Purchaser within five days of the receipt of such notice from the Purchaser; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Purchaser in its sole and absolute discretion for the same counsel to represent both the Purchaser and the Seller, then the Purchaser shall be entitled to retain its own counsel in each jurisdiction for which the Purchaser determines counsel is required, at the expense of the Seller. In the event that the Seller exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Purchaser shall cooperate with the Seller in such defense and make available to the Seller, at the Seller’s expense, all witnesses, pertinent records, materials and information in the Purchaser’s possession or under the Purchaser’s control relating thereto as is reasonably required by the Seller. Similarly, in the event the Purchaser is, directly or indirectly, conducting the defense against any such Third Party Claim, the Seller shall cooperate with the Purchaser in such defense and make available to the Purchaser, at the Seller’s expense, all such witnesses, records, materials and information in the Seller’s possession or under the Seller’s control relating thereto as is reasonably required by the Purchaser. No such Third Party Claim may be settled by the Seller without the prior written consent of the Purchaser.

          SECTION 9.07 Transferee. On the date upon which the Transferee becomes bound by the provisions of this Agreement applicable to the Seller pursuant to Section

2.04(e), references to the Seller in this Article IX shall be interpreted as references to the Transferee and this Article IX shall be construed accordingly. For the avoidance of doubt, the Seller shall have no further liability under this Article IX following the date referenced in the first sentence of this Section 9.07.

ARTICLE X

GENERAL PROVISIONS

          SECTION 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.01):

          if to the Purchaser:

Ispat International N.V.
15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
Facsimile No.:+31-10-217-8850
Attention: Company Secretary

          with a copy to:

Ispat International N.V.
Berkeley Square House
7th Floor
Berkeley Square
London W1X 5PN
United Kingdom
Facsimile No.:+44-20-7412-0203
Attention: General Counsel

          with a further copy to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
USA
Facsimile No: +212-848-7179
Attention: W. Jeffrey Lawrence

          if to the Seller:

Richmond Investment Holdings Limited
Roadtown
Tortola
British Vigin Islands
Facsimile No.:+44-20-7355-2105
Attention: Sudhir Maheshwari, Director

          with a copy to:

Cleary, Gottlieb, Steen & Hamilton
Level 5
City Place House
55 Basinghall Street
London EC2V 5EH
United Kingdom
Facsimile No.:+44-20-7600-1698
Attention: Simon Jay

          SECTION 10.02 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

          SECTION 10.03 Entire Agreement; Assignment. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor the rights and obligations under this Agreement may be assigned, pledged or transferred by either Party without the prior written consent of the other Party.

          SECTION 10.04 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          SECTION 10.05 Specific Performance. The Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

          SECTION 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of The Netherlands.

          SECTION 10.07 Dispute Resolution. (a) Any dispute, controversy, claim or difference of any kind arising out of or in connection with this Agreement or the Transactions (a “Dispute”) shall be finally settled under the then existing Rules of Arbitration of the International Chamber of Commerce (the “ICC”), as modified by this Section 10.07, by three arbitrators (collectively, the “Arbitral Tribunal”) appointed in accordance with such Rules of Arbitration as so modified. Of the three arbitrators, the Purchaser shall nominate one (1) arbitrator, the Seller shall nominate one (1) arbitrator, and the third arbitrator, who will act as chair of the Arbitral Tribunal, will be appointed pursuant to the Rules of Arbitration of the ICC.

     (b) The Arbitral Tribunal shall not award punitive damages.

     (c) Any arbitration hereunder shall be conducted as follows:

     (i) All proceedings in such arbitration shall be conducted in English and transcripts of such proceedings shall be prepared in English.

     (ii) The site of the arbitration shall be Amsterdam, The Netherlands.

     (iii) Each Party shall bear its own costs in such arbitration, subject to the Arbitral Tribunal’s authority to apportion such costs as part of the arbitral award.

     (iv) The arbitral award shall be final and binding on the Parties, and the Parties agree to comply with such arbitral award.

     (v) Any arbitral award in such arbitration may be recognized and enforced by any court of competent jurisdiction.

          (d) Notwithstanding the foregoing, nothing in this Section 10.07 shall preclude either of the Parties from applying for injunctive relief in summary proceedings (kort geding) before any court of competent jurisdiction.

          SECTION 10.08 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, the Purchaser and the Seller have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ISPAT INTERNATIONAL N.V.
By /s/ Muni K. T. Reddy
Name:	Muni K. T. Reddy
Title:	Chairman of the Special Committee

By /s/ Bhikam C. Agarwal
Name:	Bhikam C. Agarwal
Title:	Chief Financial Officer

By /s/ Simon Evans
Name:	Simon Evans
Title:	General Counsel

RICHMOND INVESTMENT HOLDINGS LIMITED
By /s/ Sudhir Maheshwari
Name:	Sudhir Maheshwari
Title:	Director